Exhibit 99.20

Bear Stearns Fairness Opinion Dated April 9, 2003

Bear, Stearns & Co. Inc.

383 Madison Avenue
New York, NY 10179
Tel (212) 272-2000
www.bearstearns.com

April 9, 2003

Board of Directors

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000

Ladies and Gentlemen:

      We understand that General Motors Corporation (together with its subsidiaries, “GM”), Hughes Electronics Corporation (together with its subsidiaries, “Hughes”), a wholly owned subsidiary of GM, The News Corporation Limited (together with its affiliates, “News”), and GMH Merger Sub, Inc., a wholly owned subsidiary of News Publishing Australia Limited, which is a wholly owned subsidiary of News (“News Merger Sub”), will enter into various agreements pursuant to which Hughes will be Split-Off (as defined below) from GM, News will simultaneously purchase GM’s approximately 19.9% economic interest in Hughes, and subsequently News will obtain an additional approximately 14.1% of Hughes through a merger of News Merger Sub with and into Hughes.

      We further understand that:

(1) GM currently owns all of the outstanding capital stock of Hughes, consisting of shares of Common Stock, par value $0.01 per share (the “Hughes Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Hughes Class B Common Stock”). Prior to and as a condition of the Split-Off, Hughes will declare and pay to GM a special dividend consisting of $275 million in cash (the “Special Dividend”). Prior to the time the Split-Off becomes effective (the “Split-Off Effective Time”), GM and Hughes will take all actions necessary so that GM will hold, immediately prior to the Split-Off Effective Time, (1) a number of shares of Hughes Common Stock equal to the number of shares of GM’s Class H Common Stock, par value $0.10 per share (the “GM Class H Common Stock”), outstanding immediately prior to the Split-Off Effective Time (the “Outstanding Class H Shares”) and (2) a number of shares of Hughes Class B Common Stock equal to the Split-Off Denominator minus the Outstanding Class H Shares. “Split-Off Denominator” means the denominator of the fraction described in Article Fourth, Division I, Section (a)(4) of the Restated Certificate of Incorporation of GM, as amended (the “GM Certificate of Incorporation”), as further amended by the GM Charter Amendment (as defined below), determined as of immediately prior to the Split-Off Effective Time and determined as of such point in time rather than as an average with respect to any accounting period.

(2) Simultaneous with the Stock Sale (as defined below) and immediately prior to the Merger (as defined below), GM, pursuant to the provisions to be implemented by means of an amendment (the “GM Charter Amendment”) to the GM Certificate of Incorporation, will distribute to the holders of GM Class H Common Stock, as of immediately prior to the Split-Off Effective Time, one share of Hughes Common Stock in exchange for each outstanding share of GM Class H Common Stock held, and all of the shares of GM Class H Common Stock will be redeemed and cancelled (the “Split-Off”). The Split-Off, the Special Dividend, the GM Charter Amendment and certain other transactions contemplated by the Separation Agreement (as defined below) are collectively referred to herein as the “Hughes

Separation Transactions.” The Split-Off of Hughes from GM is conditioned upon the vote for approval of matters pertaining to the Transactions (as defined below), including the GM Charter Amendment, by the holders of a majority of the outstanding shares of GM Class H Common Stock and GM Common Stock, par value $1 2/3 per share (“GM $1 2/3 Common Stock”), each voting as a separate class and both voting together as a single class based on their respective per share voting power.

(3) Simultaneous with the Split-Off and immediately prior to the Merger, pursuant to the Stock Purchase Agreement (as defined below) GM will sell to News (or a qualified subsidiary designated by News), and News (or a qualified purchaser designated by News) will purchase from GM, all of the Hughes Class B Common Stock held by GM as of such time for cash and, as applicable, News Stock (as defined below) in accordance with the terms and conditions of the Stock Purchase Agreement (the “Stock Sale”).

(4) Immediately following the consummation of the Split-Off and the Stock Sale, News Merger Sub will merge (the “Merger”) with and into Hughes. The separate corporate existence of News Merger Sub will cease and Hughes will be the surviving corporation (“Newco”). Pursuant to the Merger Agreement (as defined below), (i) all of the shares of Hughes Class B Common Stock purchased by News will remain outstanding and unchanged and will constitute an equal number of shares of Class B Common Stock, par value $0.01 per share, of Newco (“Newco Class B Common Stock”), and such shares of Newco Class B Common Stock will, immediately after the effectiveness of the Merger, automatically convert into an equal number of shares of Common Stock, par value $0.01 per share, of Newco (“Newco Common Stock”); (ii) all of the capital stock of News Merger Sub held by News will be converted into a number of shares of Newco Common Stock which when added to the Newco Class B Common Stock held by News will equal thirty-four percent (34%) of the aggregate number of shares of Newco Common Stock and Newco Class B Common Stock outstanding immediately after the effectiveness of the Merger; and (iii) all of the shares of Hughes Common Stock not held by News or any subsidiary of News will be converted into the right to receive (A) shares of Newco Common Stock representing 66% of the aggregate number of shares of Newco Common Stock and Newco Class B Common Stock, outstanding immediately after the Merger becomes effective and (B) American Depository Receipts representing American Depository Shares of News, each of which represents four Preferred Limited Voting Ordinary Shares of News (“News Stock”), and/or cash, as applicable, in accordance with the terms and conditions of the Merger Agreement.

      You have provided us with a copy of each of the Transaction Agreements (as defined below) in substantially the form to be executed by GM, Hughes and the other parties to such agreements. For purposes of this letter, the term “Transactions” shall mean the Hughes Separation Transactions, the Merger, and the Stock Sale.

      You have asked us to render our opinion, taking into account all relevant financial aspects of the Transactions taken as a whole, whether the consideration to be provided to GM and to the holders of GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of GM $1 2/3 Common Stock as a class and to the holders of GM Class H Common Stock as a class, respectively.

      In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed drafts (including any exhibits thereto) dated April 9, 2003 of: the GM Charter Amendment; the Stock Purchase Agreement by and among GM, Hughes and News (the “Stock Purchase Agreement”); the Separation Agreement by and between GM and Hughes (the “Separation Agreement”); the Agreement and Plan of Merger by and among Hughes, News and News Merger Sub (the “Merger Agreement”); and the proposed amendments to the Amended and Restated Certificate of Incorporation of Hughes (collectively, the “Transaction Agreements”);

•	reviewed GM’s Charter and By-Laws, each as of the date hereof, and GM’s Annual Reports to Shareholders for the years ended December 31, 2000 through 2001, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002 and its Reports on Form 8-K for the three years ended the date hereof;

•	reviewed Hughes’ Charter and By-Laws, each as of the date hereof, and Hughes’ Annual Reports to Shareholders for the years ended December 31, 2000 through 2001, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002 and its Reports on Form 8-K for the three years ended the date hereof;

•	reviewed PanAmSat Corporation’s (“PanAmSat”) Annual Reports to Shareholders for the years ended December 31, 2000 through 2001, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002 and its Reports on Form 8-K for the three years ended the date hereof;

•	reviewed News’ Annual Reports to Shareholders and Annual Reports on Form 20-F for the fiscal years ended June 30, 2000 through 2002 and its Reports on Form 6-K for the three years ended the date hereof;

•	reviewed certain operating and financial information for the five years ended 2007, provided to us by management of Hughes and its related affiliates relating to their respective businesses and business prospects;

•	reviewed certain operating and financial information provided to us by management of News relating to its respective businesses and business prospects;

•	discussed with management of GM and Hughes the current business landscape related to Hughes’ businesses and the competitive environment of the media and satellite communications sectors and the strategic benefits of pursuing the Transactions and discussed with management of News the businesses, competitive environment and prospects of News;

•	performed sum-of-the parts valuation analysis of Hughes based upon, among other things:

•	historical prices, trading multiples and trading volumes of the common shares of Hughes and PanAmSat;

•	financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Hughes’ significant businesses (DirecTV, DirecTV Latin America, PanAmSat and Hughes Network Systems entities (“HNS”));

•	discounted cash flow analyses based on the projections furnished to us by Hughes of Hughes’ significant businesses (DirecTV, DirecTV Latin America, PanAmSat and certain cash flow components of HNS);

•	reviewed the historical prices, trading multiples and trading volumes of the ADRs, Preferred Stock and Ordinary Shares of News;

•	reviewed financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to News;

•	reviewed the pro forma financial results, financial condition and capitalization of GM, Hughes and News after giving effect to the Transactions; and

•	conducted such other studies, analyses, inquiries and investigations as we have deemed appropriate.

      We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation, the projections provided to us by GM and Hughes. With respect to the financial forecast information furnished to or discussed with us by GM and Hughes, we have assumed that they have been reasonably prepared and reflect the best currently available estimates of the senior managements of GM and Hughes, as to the expected future financial performance of

GM and Hughes, as the case may be. Further, we have not taken into account the amount and timing of any potential revenue and cost savings synergies and related expenses which may result from the Transactions. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior managements of GM and Hughes that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

      In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of GM, Hughes, News, News Merger Sub or Newco, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors of GM to solicit indications of interest from various third parties regarding a transaction with Hughes, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Split-Off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code. You have advised us, and we have assumed, that as a result of the GM Charter Amendment, Article Fourth, Division I, Section (c) of the GM Restated Certificate of Incorporation will not apply to the Transactions. We have assumed that the Transactions will be consummated in a timely manner and in accordance with the terms of the applicable agreements without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on GM, Hughes, News, News Merger Sub or Newco. We have further assumed that there will be no material adverse effect on GM, Hughes, News or Newco resulting from the accounting treatment of the Transactions. We have also assumed, that there will be no material adverse effect on GM resulting from any payments made by GM with respect to certain contingent liabilities of Hughes.

      We do not express any opinion as to the price or range of prices at which the shares of GM 1 2/3 Common Stock, GM Class H Common Stock or News Stock may trade subsequent to the announcement of the Transactions, nor do we express any opinion as to the price or range of prices at which the shares of Newco Common Stock, GM 1 2/3 Common Stock or News Stock may trade subsequent to consummation of the Transactions.

      We have acted as a financial advisor to GM in connection with the Transactions and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transactions. Bear Stearns has been previously engaged by GM, affiliates of GM and News to provide certain investment banking and financial advisory services for which we received customary fees. Bear Stearns is presently engaged as a financial advisor to News in respect of matters unrelated to the Transactions. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of GM, Hughes, News or their respective public affiliates for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is intended for the benefit and use of the Board of Directors of GM in connection with their consideration of the Transactions and does not constitute a recommendation to the Board of Directors of GM or any holders of GM $1 2/3 Common Stock or GM Class H Common Stock as to how to vote in connection with the Transactions. This opinion does not address GM’s or Hughes’ underlying business decisions to pursue the Transactions, the relative merits of the Transactions as compared to any alternative business strategies or transactions that might exist for GM or Hughes or the effects of any other transaction in which GM or Hughes might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy or consent solicitation statement/prospectus to be distributed to the holders of GM $1 2/3 Common Stock or GM Class H Common Stock in connection with the Transactions. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

      Based on and subject to the foregoing, it is our opinion that, as of the date hereof, and taking into account all relevant financial aspects of the Transactions taken as a whole, the consideration to be provided to GM and to the holders of GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of GM $1 2/3 Common Stock as a class and to the holders of GM Class H Common Stock as a class, respectively.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ MARK A. VAN LITH

Senior Managing Director